UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                      December                           , 2003
--------------------------------------------------------------------------------


                          Knightsbridge Tankers Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F   X              Form 40-F
                               ------                     ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes                        No   X
                                   ------                    ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Third Quarter 2003 Report to Shareholders of Knightsbridge Tankers Ltd. (the "Company") dated November 28, 2003.

                          KNIGHTSBRIDGE TANKERS LIMITED


                               THIRD QUARTER 2003
                             REPORT TO SHAREHOLDERS

                                 KNIGHTSBRIDGE
                                TANKERS LIMITED

                                                      Bermuda, November 28, 2003


To the Shareholders of Knightsbridge Tankers Limited:

Enclosed is our report for the third quarter of 2003. The report contains selected unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Results of Operations for the period ended September 30, 2003.

On February 27, 1997, the Company's ship owning subsidiaries purchased five very large crude carriers ("VLCC's") from their previous owners and delivered them to Shell International Petroleum Company Limited ("Shell International"), as charterer, under separate "hell and high water" bareboat charters. Under those charters, the Company's ship owning subsidiaries receive the greater of a Base Rate of hire in the amount of $22,069 per day per VLCC or a spot market related rate. After inclusion of a component for operating expenses of $10,500 per day, the spot market related rate must exceed $32,569 per day for the Company's subsidiaries to receive any Additional Hire over the Base Rate.

Based upon the determination by the London Tanker Brokers Panel, the spot market related rate totaled $25,063 per day for the period July 1 through September 30, 2003. (The corresponding spot market related rate for the period July 1 through September 30, 2002 was determined to be $9,093).

Accordingly, on October 15, 2003, Shell International paid to the Company's vessel owning subsidiaries charter hire at the Base Rate of $10,151,740 July 1 through September 30, 2003. (For the period July 1 through September 30, 2002, Shell International paid charter hire at the Base Rate of $10,151,740).

On October 15, 2003, the Board of Directors of the Company declared a distribution to shareholders of record as of October 25, 2003, payable on or about November 10, 2003, in the amount of $0.45 per share for the period July 1 through September 30, 2003. (For the period July 1 through September 30, 2002, the distribution was $0.45 per share.)

The Company has agreed to provide information to shareholders that are United States income tax payers by February 15, 2004, so that they may make the appropriate tax reporting and elections with the United States tax authorities with respect to the Company's status as a "Passive Foreign Investment Company". Under present United States tax rules, the amount of income reported by a shareholder is based on the Company's income on an annual basis. Therefore, by February 15, 2004, the Company will provide information enabling shareholders to determine the tax consequences of their investment in the Company, including the treatment of distributions received from the Company, for the entire year ending December 31, 2003.

The NASDAQ National Market symbol for the Company's Common Shares is "VLCCF". Please visit our website at www.knightsbridgetankers.com.


Very truly yours,

Ola Lorentzon
Chairman

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. In February 1997, the Company offered and sold to the public 16,100,000 common shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited, an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded ship owning and operating company. The Company used the proceeds of these offerings, together with advances under a $145.6 million credit facility from an international syndicate of lenders, primarily to fund the purchase by the Company's subsidiaries of five recently constructed very large crude carrier oil tankers ("VLCC's"). Upon their purchase from their previous owners, the VLCC's were delivered on February 27, 1997, to Shell International Petroleum Company Limited ("Shell International"), a company of the Royal Dutch/Shell Group of Companies, under separate "hell and high water" bareboat charters. The term of these charters is a minimum of seven years, with an option for Shell International to extend the period for each VLCC for an additional seven-year term, to a maximum of 14 years per VLCC. The initial term expires in February 2004.

The Company has received notice that Shell International has chosen not to renew the charters for the vessels for an additional seven year term. Accordingly, the charters will expire by their terms on or about February 27, 2004.

Under the current charters, Shell pays the greater of a Base Rate of hire of $22,069 per day or a spot market related rate, determined quarterly by the London Tankers Brokers Panel. After taking into account a component for operating costs of $10,500 per day, Shell International pays the higher rate if the award exceeds $32,569 per day.

Results of Operations - Nine Months Ended September 30, 2003
------------------------------------------------------------

Revenues

The Company's revenues consisted of charter hire of $52.6 million for the nine months ending September 30, 2003 compared with $30.1 million for the first nine months of 2002. This increase is due to the fact that additional hire in the amount of $22.5 million was paid in the first nine months of 2003 while no additional hire was paid in the first nine months of 2002.

Operating Expenses

The Company's operating expenses consist of (i) fees due to the Company's manager, ICB Shipping (Bermuda) Ltd (the "Manager"), (ii) depreciation of the vessels and (iii) administration expenses consisting of payments of insurance premiums for directors and officers liability insurance. There can be no assurance, however, that the Company will not have other expenses or contingent liabilities for which reserves will be required.

Interest income and expense

Interest income of $29,007 was earned during the first nine months of 2003 compared with $24,925 in the comparable period of 2002, an increase due to increased cash balances during the first nine months of 2003 and offset by lower interest rates in 2003.

The Company's borrowings under its primary credit facility have been effectively converted to a fixed rate pursuant to a swap arrangement to which the Company is a party. Interest on the primary credit facility has effectively been fixed at approximately 7.14 %, which resulted in interest expenses of $6.7 million for the first nine months of 2003.

On January 1, 2001 the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities", which requires that all derivative instruments be recorded on the balance sheet at their fair value. As the interest rate swap is designated as part of a hedge transaction, changes in the fair value are recorded each period in other comprehensive income. At September 30, 2003 the interest rate swap had a negative value of $7.7 million. A separate statement for consolidated comprehensive income is included in the enclosed financial statements.

Liquidity and Capital Resources

Total shareholders' equity of the Company at September 30, 2003 was $205.1 million compared to $208.6 million at December 31, 2002. The decrease was due to net income of $31.8 million for the period January 1 through September, 2003 less distributions to shareholders during the first nine months of 2003 of $39.1 million and the recording of the $3.8 million movement in the fair value of the swap in other comprehensive income/loss.

The Company's long-term debt as of September 30, 2003 and 2002, consists of $125.4 million borrowed under its credit facility. The balance of the credit facility matures in August 2004. Interest on this balance is payable quarterly in arrears.

Currency Exchange Rates

The international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and expenses are expected to be denominated in United States Dollar. Accordingly, the company's operating results, following expiration or termination of the charters with Shell International, are not expected to be significantly affected by movements in currency exchange rates.

                          KNIGHTSBRIDGE TANKERS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                                (in U.S. Dollars)


ASSETS

Current assets                           September 30, 2003      Dec 31, 2002
--------------                            ---------------        --------------
                                              (Unaudited)

Cash                                            6,286,025            226,215
Charter hire receivable                        10,151,740         10,151,740
Prepaid expenses                                   70,630             16,384
                                              -----------        ------------

Total current assets                           16,508,395         10,394,339

Vessels under capital lease, net              323,806,407        337,001,052
Capitalized financing fees
  and expenses, net                               150,680            429,338
                                              -----------        ------------

TOTAL ASSETS                                  340,465,482        347,824,729
                                              ===========        ===========

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities


Accrued expenses and other
   current liabilities                          2,208,953          2,197,824
                                              -----------        ------------

Total current liabilities                       2,208,953          2,197,824

Credit facility                               125,397,399        125,397,399
Interest rate swap agreement
  at fair value                                 7,745,442         11,590,392

Shareholders equity

Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000             171,000            171,000
Contributed capital surplus account           212,688,130        220,058,506
Retained earnings                                       -                  -
Accumulated other comprehensive income         (7,745,442)       (11,590,392)
                                              -----------        ------------

Total shareholders equity                     205,113,688        208,639,114


TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                          340,465,482        347,824,729
                                              ===========        ===========

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                (in U.S. Dollars)

                                              Jan 1, 2003        Jan 1, 2002
                                              to September 30,  to September 30,
                                                 2003               2002

Charter hire revenue                           52,619,720        30,124,185

Operating expenses:
Depreciation of vessels under capital leases   13,194,645        13,194,645
Management fee                                    562,500           562,500
Administration expenses                            82,667            41,345
                                              -----------       ------------
                                               13,839,812        13,798,490

Net operating income                           38,779,908        16,325,695


Interest income                                    29,007            24,925
Interest expense                               (6,704,195)       (6,667,812)
Other financial costs                            (316,096)         (315,953)
                                               (6,991,284)       (6,958,840)
                                              -----------       ------------
Net income                                     31,788,624         9,366,855
                                              ===========       ===========


                          KNIGHTSBRIDGE TANKERS LIMITED
                  CONSOLIDATED COMPREHENSIVE INCOME (UNAUDITED)
                                (in U.S. Dollars)

                                              Jan 1, 2003         Jan 1, 2002
                                              to September 30,  to September 30,
                                                  2003              2002
                                               -----------       ------------

Net income                                     31,788,624         9,366,855

Other comprehensive loss
Gain/(loss) on derivative
  cash flow hedging instrument                  3,844,950        (2,735,322)
                                              -----------       ------------

Comprehensive income                           35,633,574         6,631,533
                                              ===========       ===========

                          KNIGHTSBRIDGE TANKERS LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in U.S. Dollars)

                                              Jan 1, 2003         Jan 1, 2002
                                              to September 30,  to September 30,
                                                  2003              2002
                                               -----------       ------------

Cash flows from operating activities

Net income                                     31,788,624         9,366,855

Items to reconcile net income to net cash provided by operating activities:

Depreciation                                   13,194,645        13,194,645
Amortization of capitalized
  fees and expenses                               278,658           278,658

Changes in operating assets and liabilities:

Charter hire receivable and prepaid expenses      (54,246)          336,353
Accrued expenses and other current liabilities     11,129             7,162
                                               -----------       ------------

Net cash provided by operating activities      45,218,810        23,183,673


Cash flows from financing activities

Distribution to shareholders                  (39,159,000)      (23,256,000)
                                               -----------       ------------

Net cash used in financing activities         (39,159,000)      (23,256,000)


Net increase (decrease) in cash
  and cash equivalents                          6,059,810           (72,327)
Cash and cash equivalents at
  beginning of period                             226,215           278,268
                                               -----------       ------------

Cash and cash equivalents at end of period      6,286,025           205,941
                                              ===========       ===========

                          KNIGHTSBRIDGE TANKERS LIMITED
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
                                (in U.S. Dollars)


                                          Contributed                             Accumulated
                                          capital                                 Other
                          Share           surplus             Retained            Comprehensive
                          Capital         Account             Earnings            Income             Total
----------------------------------------------------------------------------------------------------------------
Balance at
December 31, 2001         171,000         238,458,720                   -          (9,552,504)       229,077,216

Net income                      -                   -          12,550,786                   -         12,550,786

Other comprehensive
loss                                                                               (2,037,888)        (2,037,888)

Distribution
to shareholders                 -         (18,400,214)        (12,550,786)                  -        (30,951,000)
----------------------------------------------------------------------------------------------------------------

Balance at
December 31, 2002         171,000         220,058,506                   -         (11,590,392)       208,639,114

Net income                      -                   -          31,788,624                   -         31,788,624

Other comprehensive
gain                                                                                3,844,950          3,844,950

Distribution
to shareholders                 -          (7,370,376)        (31,788,624)                  -        (39,159,000)
---------------------------------------------------------------------------------------------------------------

Balance at
Sept 30, 2003             171,000         212,688,130                   -          (7,745,442)       205,113,688

================================================================================================================


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        Knightsbridge Tankers Limited
                                        -----------------------------
                                                (Registrant)




Date    December 15, 2003           By  /s/ Kate Blankenship
        -----------------              ---------------------
                                             Kate Blankenship
                                               Secretary



01655.0002 #450344